

March 18, 2014

<u>Via U.S. Mail</u>
Stewart E. Irvine
President and Chief Executive Officer
Imogo Mobile Technologies Corp.
Suite 100, 40 Lake Bellevue Drive
Bellevue, WA 98005

> **Re: Imogo Mobile Technologies Corp**
> **Item 4.01 Form 8-K**
> **Filed October 8, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed March 12, 2014**
> **File No. 000-51976**

Dear Mr. Irvine:

We have reviewed your amended Form 8-K filed March 12, 2014 and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K/A, filed March 12, 2014</u>

1. Please note that each amendment to your Item 4.01 Form 8-K discussing the dismissal of Stan J.H. Lee, CPA should contain an updated Exhibit 16 letter from your former accountant indicating its agreement with the disclosures contained in that amendment. It is unclear to us how the Exhibit 16 letter from Stan J.H. Lee, CPA indicates agreement with the revised disclosures in your Form 8-K/A filed March 12, 2014 since that letter is dated July 31, 2013. Please have Stan J.H. Lee, CPA review the revised disclosures in your Form 8-K/A and furnish you with a letter indicating whether or not they agree with those disclosures. Please filed this updated letter as Exhibit 16 in an amended Form 8-K.

2. Please note that you must respond in writing to the comments in our letter dated February 21, 2014 and in this letter. Merely filing an amendment to your Form 8-K is not an adequate response. Please submit your written response as correspondence on EDGAR as required by Rule 101 of Regulation S-T.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief